Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Churchill Capital Corp IV Chairman and CEO Michael Klein and Lucid Motors CEO and CTO Peter Rawlinson to Host Investor Call Today at 11:30 AM to Discuss Lucid Business Combination and Importance of Voting as Soon as Possible

•	Conference call to be held on Thursday, July 22 at 11:30 a.m. Eastern
•	Stockholders encouraged to join investor call and ask questions
•	VOTE to ensure business combination is completed
•	Stockholder meeting will reconvene on Friday, July 23, 2021 to allow stockholders more time to vote on one remaining required proposal for the business combination with Lucid Motors

NEW YORK, July 22, 2021 -- Churchill Capital Corp IV (“Churchill IV” or “CCIV”) (NYSE: CCIV), a special purpose acquisition company, and Lucid Motors ("Lucid"), which is setting new standards for sustainable mobility with its advanced luxury EVs, announced today that they will host a live investor call on Thursday, July 22 at 11:30 a.m. ET with Michael Klein, Chairman and CEO of Churchill IV, and Peter Rawlinson, CEO and CTO of Lucid. Mr. Klein and Mr. Rawlinson will discuss the upcoming combination of Lucid and Churchill IV and reiterate the importance of stockholders voting in favor of all proposals related to the combination at its special meeting of stockholders (the “Special Meeting”). Churchill IV has adjourned the Special Meeting until 9:00 a.m., Eastern time, on Friday, July 23, 2021 to allow for more time for stockholders to vote on the last required proposal for the business combination with Lucid.

The call will be held as an audio-only webcast and conference call. Listeners can submit questions through the webcast link. CCIV and Lucid encourage all CCIV stockholders to participate in the investor call and vote if they have not.

•	A webcast will be available at the following URL: https://ccmediaframe.com/?id=Pd283Gjl
•	Parties in the United States can access the call, toll-free, by dialing 1-877-879-1183 or 1-412- 902-6703, using access code 1573292
•	International parties can access the call by dialing 1-844-512-2927 or 1-412-317-6302, using access code 1573292
•	A replay will be made available after the call. Parties in the United States can access the replay at 1-877-344-7529, parties in Canada can dial 855-669-9658 and international parties can dial 1- 412-317-0088. All parties should use access code 10159083

One required proposal related to the combination will be voted upon at the Company's reconvened special meeting of stockholders on July 23, 2021 at 9:00 a.m. ET, as described in Churchill IV's proxy statement/prospectus dated June 25, 2021 (the "Proxy Statement").

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•	Churchill IV encourages ALL stockholders including individual holders to vote, regardless of the number of shares held. Shares that are not voted will not be counted as FOR the transaction.

•	You can vote online through a service provided by your broker by going to www.proxyvote.com or proxypush.com. Before visiting the above websites please make sure you have your control number which would have been mailed or emailed to all stockholders.

•	If you have questions or need assistance voting please call MacKenzie Partners, Churchill IV's proxy solicitor, toll-free, at (800) 322-2885. Overseas voters can call MacKenzie Partners at

(212) 929-5500. Email MacKenzie Partners at CCIVproxy@mackenziepartners.com.

•	RobinHood and Interactive CCIV stockholders brokerage firm clients - Vote at ProxyPush.com. Stockholders with RobinHood and Interactive Brokers have 11-digit control numbers.

•	All other retail holders and Institutions – Vote at ProxyVote.com – including TD Ameritrade, National Financial Services (NFS), E*Trade, Charles Schwab, Fidelity, Merrill Lynch, JP Morgan, Goldman Sachs, Morgan Stanley, Vanguard, Apex Clearing and many others. Nearly all these stockholders have 16-digit control numbers provided by their brokerage firms or banks.

•	It is a very simple process that should take 2 minutes or less on your mobile device, laptop, desktop computer or iPad. We need your “FOR” vote on Proposal 2 to complete the merger tomorrow, shortly after tomorrow’s Special Meeting of CCIV stockholders. Vote FOR no matter how many or few shares you own.

•	Stockholders as of the close of business on June 21, 2021, the record date for the Special Meeting, should vote their shares even if they no longer own them.

•	Internet voting platforms are open for voting. If you hold shares in “street name” you may vote by internet by following the instructions provided by your broker, bank or other nominee.

•	The Churchill IV special meeting of stockholders will reconvene on July 23, 2021, at 9:00 a.m. Eastern time, via live webcast, to allow for more time for stockholders to vote on the last required proposal for the business combination with Lucid.

The reconvened Special Meeting can be accessed by visiting https://www.cstproxy.com/churchillcapitaliv/2021. The completion of the business combination is subject to stockholder approval and satisfaction of other customary conditions.

About Lucid

Lucid's mission is to inspire the adoption of sustainable energy by creating the most captivating electric vehicles, centered around the human experience. The company's first car, Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Featuring luxurious interior space in a mid-size exterior footprint, select models of Air are expected to be capable of a projected EPA range of over 500 miles and 0-60 mph in 2.5 seconds. Lucid Air is produced at Lucid's new factory in Casa Grande, Arizona, and customer deliveries are planned to begin in the second half of 2021.

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About Churchill Capital Corp IV

Churchill Capital Corp IV was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication relates to a proposed business combination between CCIV and Lucid. In connection with the proposed business combination, CCIV filed a registration statement on Form S-4, as amended (the "Form S-4"), with the U.S. Securities and Exchange Commission (the "SEC"). The Form S-4 was declared effective June 25, 2021. The Form S-4 includes a document that serves as a prospectus and proxy statement of CCIV, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to CCIV's shareholders in connection with CCIV's solicitation of proxies for the vote by CCIV's shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the proposed business combination as described in the Form S-4. CCIV also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of CCIV are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction. CCIV has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of June 21, 2021, the record date established for the special meeting of stockholders relating to the proposed business combination. Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by CCIV through the website maintained by the SEC at www.sec.gov. The documents filed by CCIV with the SEC also may be obtained free of charge at CCIV's website at: https://iv.churchillcapitalcorp.com/# or upon written request to 640 Fifth Avenue, 12th Floor New York, NY 10019.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV's shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV's shareholders in connection with the proposed transactions is set forth in CCIV's proxy statement/prospectus included in the Form S-4. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations and timing related to commercial product launches, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the "proposed transactions") and the potential success of Lucid's go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid's and CCIV's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including factors discussed in CCIV's definitive proxy statement/prospectus, CCIV's Annual Report on Form 10-K/A for the year ended December 31, 2020 and CCIV's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, in each case, under the heading "Risk Factors," as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV currently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid's and CCIV's expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid's and CCIV's assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward- looking statements should not be relied upon as representing Lucid's and CCIV's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Churchill Capital Corp IV:

Steve Lipin / Lauren Odell / Christina Stenson

Gladstone Place Partners

(212) 230-5930

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